UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K and 10-KSB
[   ] Form 20-F
[   ] Form 11-K
[X] Form 10-Q and 10-QSB
[   ] Form N-SAR
[   ] Form N-CSR

For Period Ended:    September 30, 2010

[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I
REGISTRANT INFORMATION

Full Name of Registrant

PAR TECHNOLOGY CORPORATION

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

8383 Seneca Turnpike

City, State and Zip Code

New Hartford, NY  13413

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PAR Technology Corporation (the “Company”) is unable to timely file with the Securities and Exchange Commission, its Quarterly Report on Form 10-Q for the period ended September 30, 2010 without unreasonable effort and expense to the Registrant.  This was primarily the result of an untimely issue that adversely impacted the Company’s Edgarization process and prevented the Company from filing its Form 10-Q prior to the close of business on the due date as planned.  The Form 10-Q will be filed as soon as practicable and within the 5 day extension period.

PART  IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Ronald J. Casciano                                                      (315)                         738-0600 Ext. 273
      (Name)                                                        (Area Code)                      (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940  during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

        [X] Yes          [  ]  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements  to be included in the subject report or portion thereof?

        [ X ] Yes          [ ]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PAR Technology Corporation anticipates reporting net income of $538,000 for the quarter ended September 30, 2010 compared to a loss of $778,000 for the same period in 2009.  Detailed information regarding the results of operations for the three and nine months ended September 30, 2010 can be found in the Current Report on Form 8-K filed on October 26, 2010.

PAR TECHNOLOGY CORPORATION

Date: November 10, 2010	By: /s/ Ronald J. Casciano
Ronald J. Casciano Vice President, Chief Financial Officer, Treasurer, and Chief Accounting Officer

INSTRUCTION:    The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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